

Mail Stop 3561

February 2, 2010

Archie C. Black
President and Chief Executive Officer
SPS Commerce, Inc.
333 South Seventh Street, Suite 1000
Minneapolis, MN 55402

> **Re: SPS Commerce, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 11, 2010**
> **File No. 333-163476**

Dear Mr. Black:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.

Prospectus Summary, page 1

2. We note your response to comment 8 in our letter dated December 28, 2009. The information presented, however, continues to be lengthy and verbatim to the more detailed information appropriately presented in the Business section beginning on page 53. Please revise this section to limit the information to a brief overview of the key aspects of the offering as indicated in Item 503(a) of Regulation S-K.

Use of Proceeds, page 21

3. We note your response to comment 18 in our letter dated December 28, 2009; however, we remain unable to reconcile your disclosures concerning your equipment loans on page 21 to the disclosures in Note E to your financial statements. For example, your disclosure on page 21 indicates that $115,000 of equipment loans mature in the year ending December 31, 2010; however, your disclosure of future debt maturities in Note E indicates that $499,000 of equipment loans mature in that year. As another example, your disclosure on page 21 indicates that $416,000 of equipment loans mature in the year ending December 31, 2011; however, your disclosure of future debt maturities in Note E indicates that only $224,000 of equipment loans will mature in the year ending December 31, 2011. Please provide us with a reconciliation of the equipment loans discussed on page 21 to the disclosure in Note E to your financial statements. If the difference between these two disclosures is due to amendments to your debt agreements, repayment of loans or the assumption of additional loans subsequent to the disclosures in Note E, it appears that you should disclose these changes to your debt agreements in the footnotes to your financial statements and in your discussion of liquidity within MD&A.

Critical Accounting Policies and Estimates, page 31

Significant Factors Used in Determining Fair Value of Our Common Stock, page 34

4. We note your revisions in response to our previous comments in our letter dated December 28, 2009. With reference to your discussion of valuing stock options issued in the third quarter of 2009, please explain to us in reasonable detail why your valuation continued to assume a lack of marketability discount of 30%, consistent with your assumptions in previous quarters. In this regard, we note your disclosure that at that time your audit committee believed you could become a candidate for a liquidity event, which differs from the previous grants. We would generally expect that as the probability of an IPO increased, the effect of the marketability discount would decrease. Please advise.

Discretionary Bonuses, page 68

5. We note your response to comment 36 in our letter dated December 28, 2009. We further note your revised disclosure "The amount actually paid to each named executive officer is based on the compensation committee's subjective evaluation of our executive team's achievement of performance goals in areas such as leadership, pursuit of strategic initiatives and overall performance relative to expectations." It appears that you are providing examples ("such as") of the goals that the committee considers rather than the actual discretionary bonuses goals for

your executive officers. Please revise to state the discretionary bonuses goals or revise to make clear that the above items were the goals.

Financial Statements, page F-1

Balance Sheets, page F-3

6. We note that you have included stockholders' equity amounts for the pro forma column. We have the following comments:

- Please revise your narrative description of common stock on the face of your balance sheet to disclose the number of shares issued and outstanding for the pro forma column, as we believe this is important information to your investors.

- Please provide us with your calculations of the pro forma equity amounts seen on the face of your balance sheet and the pro forma earnings per share seen on the face of your statements of operations to assist us in understanding how you determined these amounts.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Yong Kim, Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jonathan Zimmerman, Esq.